FORM 12

NOTICE OF PROPOSED STOCK CONSOLIDATION OR RECLASSIFICATION

Name of CNQ Issuer: Arris Resources Inc. (the "Issuer")

Trading Symbol: ARIS.U

Date: July 10, 2007

This form is to be used to report a proposed reclassification, which is any change to the terms of a listed security other than a stock split or dividend.

1. Provide full details of the reclassification

   The Issuer proposes to consolidate its share capital such that each five (5) shares be consolidated into one (1) new share.

2. Number of securities outstanding and reserved for issuance following the reclassification

   2,043,368

3. Describe the anticipated impact of the reclassification on the liquidity of the market for the listed security and on voting and equity rights of public shareholders

   None.

4. Date of shareholders' meeting to approve the reclassification

   June 7, 2007

5. Record date for the reclassification

   July 16, 2007

6. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4. All of the information in this Form 12 Notice of Proposed Stock Consolidation or Reclassification is true.

Dated JULY 11/07.

CURT HUBER
Name of Director or Senior Officer

[signature]
Signature

PRESIDENT
Official Capacity